UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
______________________________________________________
FORM 11-K
______________________________________________________
(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to   _______
Commission file number 1-8344

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bath & Body Works, Inc. 401(k)
Savings and Retirement Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bath & Body Works, Inc.
Three Limited Parkway
Columbus, Ohio 43230

Bath & Body Works, Inc. 401(k) Savings and Retirement Plan
Financial Statements and Supplemental Schedules
December 31, 2023 and 2022

*    All other supplemental schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or the information required therein has been included in the financial statements or notes hereto.

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator
of Bath & Body Works, Inc. 401(k) Savings and Retirement Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Bath & Body Works, Inc. 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2023 and 2022, and the changes in its net assets available for benefits for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedules Required by ERISA
The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2023, nonexempt transactions and delinquent participant contributions for the year then ended, (referred to as the “supplemental schedules”), have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2003.
Grandview Heights, Ohio
June 24, 2024

Bath & Body Works, Inc. 401(k) Savings and Retirement Plan
Statements of Net Assets Available for Benefits

	As of December 31,
	2023	2022
Assets
Investments at Fair Market Value	$1,122,739,256	$1,005,124,811
Receivable for Contributions from Employer	22,999,672	19,579,352
Cash	—	243,608
Due from Brokers	141,716	67,084
Other Receivables	5,022	21,260
Total Assets	1,145,885,666	1,025,036,115

Liabilities
Due to Brokers	1,153,439	1,347,633
Administrative Expenses Payable	108,446	88,978
Total Liabilities	1,261,885	1,436,611

Net Assets Available for Benefits	$1,144,623,781	$1,023,599,504

See the accompanying Notes to the Financial Statements.

Bath & Body Works, Inc. 401(k) Savings and Retirement Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2023
Investment Income:
Net Appreciation in Fair Value of Investments	$152,982,453
Dividends and Interest from Investments	12,709,696
Total Investment Income	165,692,149

Contributions:
Employer	39,652,695
Participant Deferrals	32,130,339
Participant Rollovers	3,530,236
Settlement	1,123,164
Total Contributions	76,436,434

Total Additions	242,128,583

Deductions from Net Assets Attributable to:
Distributions to Participants	119,781,130
Administrative Expenses	1,323,176
Total Deductions	121,104,306

Net Increase in Net Assets Available for Benefits	121,024,277

Net Assets Available for Benefits:
Beginning of Year	1,023,599,504
End of Year	$1,144,623,781

See the accompanying Notes to the Financial Statements.

Bath & Body Works, Inc. 401(k) Savings and Retirement Plan
Notes to Financial Statements
December 31, 2023 and 2022
1. Description of the Plan
General
The Bath & Body Works, Inc. 401(k) Savings and Retirement Plan (as amended, the “Plan”) is a defined contribution plan covering eligible employees of Bath & Body Works, Inc. (the “Company”) and certain of its affiliates (collectively, the “Employer”). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
As of December 31, 2023 and 2022, the Plan's investments were held by Matrix Trust Company, the trustee for the Plan.
Plan Amendments
The Plan was amended, effective as of January 1, 2022, to include bonuses (other than sign-on bonuses or retention bonuses) paid after a participant’s termination from employment in eligible compensation for purposes of calculating Annual Contributions (as defined below) under the Plan.
The Plan was amended, effective as of May 11, 2023, to provide that the Employer Stock Fund and the VS Stock Fund (as each is defined below) are permitted, but not mandatory, investment alternatives under the Plan.
The Plan was amended, effective as of January 1, 2024, to (i) increase the Matching Contribution (as defined below) from (A) 100% of each eligible participant’s voluntary contributions up to 4% of annual eligible compensation, to (B) 100% of each eligible participant’s voluntary contributions up to 4% of annual eligible compensation, plus 50% of each eligible participant’s voluntary contributions in excess of 4% of annual eligible contributions (not to exceed a total of 6% of each eligible participant’s annual eligible compensation), (ii) eliminate Annual Contributions under the Plan effective on and after January 1, 2024, and (iii) fully vest active participants in any unvested Annual Contributions under the Plan as of December 31, 2023.
Eligibility
Employees become eligible to participate in the Plan upon becoming at least 21 years of age and either (1) a full-time employee, or (2) a part-time employee having completed a year of employment with 1,000 or more hours of service. All employees eligible to participate in the Plan must complete a year of employment with 1,000 or more hours of service to become eligible for Employer contributions.
Contributions
Contributions from Plan participants and the matching contributions from the Employer are recorded in the period in which the employee contributions are withheld from compensation.
Employer contributions
Subject to the eligibility requirements under the Plan, prior to January 1, 2024, the Employer provided a matching contribution of 100% of each eligible participant’s voluntary contributions up to 4% of annual eligible compensation. See “Plan Amendments” above for a description of the changes to the Employer’s Matching Contributions under the Plan effective as of January 1, 2024.
Subject to the eligibility requirements under the Plan, the Employer also provided a non-elective contribution (the “Annual Contribution”) equal to a percentage of annual eligible compensation to all eligible participants regardless of the participants’ elections who were one of the following:
•Employed on the last day of the Plan year, and had completed 1,000 hours of service during the Plan year;
•Involuntarily terminated without cause during the Plan year; or
•Voluntarily terminated during the Plan year, and as of the last day of the Plan year were age 55 or above and had a minimum of seven years of vested service.

For periods prior to January 1, 2024, Annual Contributions were determined based on each participant’s annual eligible compensation and accumulated years of vested service as follows:

Years of Vested Service	Earnings Up to Social Security Wage Base	Earnings Above Social Security Wage Base
Less than 5 years	3%	6%
5 or more years	4%	8%
Annual eligible compensation used to determine Employer contributions was based on each participant’s qualified plan compensation less any compensation received prior to initially becoming eligible for Employer contributions, and was limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code of 1986, as amended (the “Code”). The annual compensation limit was $330,000 and $305,000 as of December 31, 2023 and 2022, respectively.
Participant voluntary contributions
Participants may elect to make voluntary tax-deferred contributions up to 75% of annual eligible compensation up to the maximum contribution permitted under Section 402(g) of the Code adjusted annually ($22,500 for the year ended December 31, 2023). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Code.
Plan participants who will be age 50 or greater at the end of the Plan year and whose contributions to the Plan reach the maximum amount allowed by the Plan are eligible to make voluntary “catch-up” contributions to the Plan. Catch-up contributions are limited to the maximum contribution permitted under Section 414(v) of the Code adjusted annually ($7,500 for the year ended December 31, 2023). Catch-up contributions are not eligible for Employer matching contributions.
Investment Options
Both the Employer and participant contributions are directed solely through each participant’s election into investment alternatives offered by the Plan. At any time, participants may also elect to reallocate existing account balances between investment alternatives or to change their investment elections for future contributions. The Company's Retirement Plan Committee (the "Retirement Plan Committee") periodically reviews and may make changes to the investment alternatives available under the Plan.
The Plan’s investment alternatives as of December 31, 2023 included mutual funds, collective trust funds, a pooled account of Company common stock (the "Employer Stock Fund"), and self-directed brokerage accounts.
On August 2, 2021, the Company completed the spinoff of its Victoria’s Secret business into an independent publicly traded company (“Victoria’s Secret & Co.” and such transaction, the “Separation”). As a result of the Separation, the Plan has an investment fund primarily consisting of Victoria's Secret & Co. common stock (the "VS Stock Fund"). The VS Stock Fund is frozen to new investments, and participants are permitted to diversify shares out of the VS Stock Fund at any time.
If a participant makes no investment fund election, all contributions made into such participant’s account are invested into the Plan’s qualified default investment alternative (“QDIA”). The Plan’s QDIA is the age-appropriate T. Rowe Price Retirement target date fund, selected based on the participant’s date of birth.
Investments in the Employer Stock Fund and the VS Stock Fund will be eliminated as Plan investment alternatives effective as of August 2, 2024. The Employer Stock Fund has been frozen to new investments since December 1, 2023. The VS Stock Fund has been frozen to new investments since August 2, 2021. Any participant investments in the Employer Stock Fund and the VS Stock Fund that are not transferred to other investment alternatives prior to August 2, 2024, will be liquidated and invested in the Plan’s QDIA.
Participant Accounts
Each participant’s account is credited with the participant’s and the Employer’s contributions as well as allocated investment earnings and losses. The benefit to which a participant is entitled is equal to the vested balance in the participant’s account.

Vesting
Participants are fully and immediately vested in all voluntary, rollover, and Employer matching contributions. For periods prior to January 1, 2024, participants became vested in the Annual Contribution during their first six years of vested service as follows:

Years of Vested Service	Percentage
Less than 2 years	—%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%
Employees hired on or after January 1, 2010, were credited with a year of vested service for each Plan year in which they have at least 1,000 hours of service. Employees hired prior to January 1, 2010, were credited with a year of vested service for each Plan year in which they have at least 500 hours of service.
Payment of Benefits
The full value of a participant’s account becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, each participant’s account, to the extent vested, becomes payable. Terminated participants whose vested account balances are greater than $1,000 are permitted to keep their accounts invested in the Plan.
Terminated participants aged 73 or older are required to take minimum annual distributions in accordance with Section 401(a)(9) of the Code. Minimum annual distributions are also required for participants who are 5% owners (as defined in Section 416 of the Code).
Qualifying, actively employed participants may elect to withdraw all or a portion of their vested account balances through specified in-service distribution alternatives.
Participants whose benefit payments include amounts invested in the pooled account of Company common stock or Victoria's Secret & Co. common stock may elect to receive such amounts in cash or in whole shares of such securities and cash for any fractional shares.
Participants may elect to receive their benefit payments from the Plan or have such benefits paid directly to an eligible retirement plan.
Amounts Withdrawn from the Plan
Amounts withdrawn from the Plan but not yet paid were $214,227 and $86,690 as of December 31, 2023 and 2022, respectively.
Forfeitures
Forfeitures are available to reinstate previously forfeited account balances, to reduce the Employer’s contributions to the Plan and to pay the costs and expenses of administering the Plan. Forfeitures were $1,580,045 for the year ended December 31, 2023. There were no unused forfeitures as of December 31, 2023 or 2022.
Administrative Expenses
Plan participants pay administrative expenses of the Plan through fees deducted directly from participant accounts on a per-participant basis. Revenue sharing arrangements between the Plan’s investment funds and the Plan’s trustee are not used to pay the Plan’s administrative expenses, but rather are credited into the accounts of the participants invested in the respective investment funds that generated such amounts. Certain expenses of maintaining the Plan are paid directly by the Employer and are excluded from these financial statements.
Revenue sharing and sub-transfer fees received by the Plan from its investment funds are credited directly into the Plan’s trust accounts and are reported in the Plan’s financial statements within dividends and interest from investments.

2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting, as required by Accounting Standards Codification (“ASC”) 962, Plan Accounting - Defined Contribution Pension Plans, including investment valuation and income recognition. The Plan year is January 1 through December 31.
Use of Estimates
The preparation of the financial statements in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) requires Plan management to use estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Risks
The Plan provides for the various investment options as described in Notes 1 and 3. Any investment is exposed to various risks, such as interest rate, market and credit risks. These risks could have a material effect on participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Net Appreciation in Fair Value of Investments
Net realized and unrealized appreciation is recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments.
Benefit Payments
Benefits are recorded when paid.
3. Fair Value Measurements
The authoritative guidance included in ASC 820, Fair Value Measurement, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. This authoritative guidance further establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:
•Level 1 - Quoted market prices in active markets for identical assets or liabilities.
•Level 2 - Observable inputs other than quoted market prices included in Level 1, such as quoted prices of similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
•Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant observable inputs.
A description of the valuation methodologies used for assets measured at fair value is set forth below. There have been no significant changes in the methodologies used at December 31, 2023 or 2022.

Mutual funds: Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Collective Investment Trusts (“CITs”): CITs are valued at their respective Net Asset Values (“NAV”) as reported by such trusts. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. The NAV has been determined by the trustee sponsoring the CIT by dividing the trust’s net assets at fair value by its units outstanding at the valuation dates. There are no restrictions as to the redemption of these investments, nor does the Plan have any contractual obligations to further invest in any of these CITs. The investment objectives of the CITs are associated with the related targeted retirement dates. The stable value trust CIT’s investment objective is to seek preservation of capital and to provide a competitive level of income over time that is consistent with the preservation.
Common stocks: Common stock is valued at the closing price reported on the active market on which the individual securities are traded.
Self-directed brokerage accounts: Accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable values or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth the Plan’s investments, which are considered Level 1 within the fair value hierarchy unless otherwise noted, at fair value as of December 31, 2023 and 2022:

	December 31,
	2023	2022
Employer Common Stock (a)	$29,178,361	$32,779,273
Victoria's Secret & Co. Common Stock	4,830,360	8,031,966
Mutual Funds	378,579,551	445,517,788
Self-directed Accounts	12,463,772	13,356,912
Total Assets at Fair Value	425,052,044	499,685,939
Collective Investment Trusts (b)	697,687,212	505,438,872
Total Investments at Fair Value	$1,122,739,256	$1,005,124,811
(a)Employer common stock represents investments in Bath & Body Works, Inc. common stock.
(b)In accordance with Subtopic 820-10, these investments were measured at NAV per share (or its equivalent) and have not been classified in the fair value hierarchy.
4. Tax Status
The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated September 27, 2013, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Although the Plan has subsequently been amended and restated, the Retirement Plan Committee, the plan administrator of the Plan (the “Plan Administrator”), believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code in all material respects and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdiction; however, there are currently no audits for any tax periods in progress.
5. Plan Administration
The Retirement Plan Committee is the Plan’s Administrator, having been appointed by the Human Capital and Compensation Committee of the Board of Directors of the Company.
6. Plan Termination
The Employer has the right under the Plan to discontinue its contributions at any time. The Employer has the right at any time, by action of the Company's Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants would become fully vested in their accounts.
7. Related Party and Party-in-Interest Transactions
Certain administrative functions are performed by officers and employees of the Employer. No such officer or employee receives compensation from the Plan. In addition, the Plan holds shares of Company common stock in the Employer Stock Fund. Transactions with respect to shares of Company common stock in the Plan qualify as exempt related party and party-in-interest transactions.
8. Prohibited Transactions
As a result of a United States Department of Labor examination, it was determined that the Employer remitted $3,220 in employee deferrals late during a period of years up to and including 2022. This resulted in a prohibited transaction that was corrected in 2023.
During 2022, the Employer improperly paid expenses of $3,125 related to another plan sponsored by the Employer, which was corrected during 2023.
9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2023	2022
Net Assets Available for Benefits per the Financial Statements	$1,144,623,781	$1,023,599,504
Amounts allocated to withdrawing participants	(214,227)	(86,690)
Net Assets Available for Benefits per Form 5500	$1,144,409,554	$1,023,512,814

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2023:

Benefits Paid to Participants per the Financial Statements	$119,781,130
Corrective Distributions	(9,525)
Amounts Allocated to Withdrawing Participants:
At December 31, 2023	214,227
At December 31, 2022	(86,690)
Benefits Paid to Participants per Form 5500	$119,899,142
Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but are not yet paid as of that date.

Bath & Body Works, Inc. 401(k) Savings and Retirement Plan
EIN #31-1048997 Plan #002
Schedule G, Part III of Form 5500 - Nonexempt Transactions

For the Year Ended December 31, 2023

(a) Identity of party involved		(b) Relationship to plan, employer, or other party-in-interest
Bath & Body Works, Inc.		Plan sponsor

(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value
During 2022, expenses of $3,125 of the Plan sponsor were improperly paid by the Plan. The Plan sponsor during 2022 reimbursed the Plan for these expenses. During 2023, the Plan sponsor reimbursed the Plan for lost earnings on such amounts.

(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction
$—	$—	$—	$—

(h) Cost of asset	(i) Current value of asset	(j) Net gain or (loss) on each transaction
$3,125	$3,216	$—

Bath & Body Works, Inc. 401(k) Savings and Retirement Plan
EIN #31-1048997 Plan #002
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

For the Year Ended December 31, 2023

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions $3,220			Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51
Check here if Late Participant Loan Repayments are included: ☐ $1,103 (1) $937 (2) $524 (3) $656 (4)	Contributions Not Corrected $ -	Contributions Corrected Outside VFCP $1,103 (1) $937 (2) $524 (3) $656 (4)	Corrections Pending Correction in VFCP $ -	$ -

(1)Represents delinquent participant contributions from 2018 payroll periods. The Company transmitted the contributions and lost earnings to the Plan in 2023 and filed the Form 5330 Return of Excise Tax Related to Employee Benefit Plans.
(2)Represents delinquent participant contributions from 2020 payroll periods. The Company transmitted the contributions and lost earnings to the Plan in 2023 and filed the Form 5330 Return of Excise Tax Related to Employee Benefit Plans.
(3)Represents delinquent participant contributions from 2021 payroll periods. The Company transmitted the contributions and lost earnings to the Plan in 2023 and filed the Form 5330 Return of Excise Tax Related to Employee Benefit Plans.
(4)Represents delinquent participant contributions from 2022 payroll periods. The Company transmitted the contributions and lost earnings to the Plan in 2023 and filed the Form 5330 Return of Excise Tax Related to Employee Benefit Plans.

Bath & Body Works, Inc. 401(k) Savings and Retirement Plan
EIN #31-1048997 Plan #002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023
(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
	Common Stock
*	Bath & Body Works, Inc.	Common Stock – 676,051 - shares	$29,178,361
	Victoria's Secret & Co.	Common Stock – 182,003 - shares	4,830,360

	Collective Trusts
	T. Rowe Price Retirement 2005 Trust	Collective Fund – 30,567 - units	595,742
	T. Rowe Price Retirement 2010 Trust	Collective Fund – 197,996 - units	4,104,458
	T. Rowe Price Retirement 2015 Trust	Collective Fund – 34,127 - units	769,896
	T. Rowe Price Retirement 2020 Trust	Collective Fund – 895,454 - units	21,920,704
	T. Rowe Price Retirement 2025 Trust	Collective Fund – 346,295 - units	9,207,996
	T. Rowe Price Retirement 2030 Trust	Collective Fund – 2,804,019 - units	80,587,513
	T. Rowe Price Retirement 2035 Trust	Collective Fund – 822,193 - units	25,216,662
	T. Rowe Price Retirement 2040 Trust	Collective Fund – 3,901,794 - units	125,715,801
	T. Rowe Price Retirement 2045 Trust	Collective Fund – 1,329,910 - units	43,887,039
	T. Rowe Price Retirement 2050 Trust	Collective Fund – 2,149,002 - units	71,003,036
	T. Rowe Price Retirement 2055 Trust	Collective Fund – 1,791,372 - units	59,151,091
	T. Rowe Price Retirement 2060 Trust	Collective Fund – 1,533,925 - units	32,379,047
	T. Rowe Price Retirement 2065 Trust	Collective Fund – 151,376 - units	1,992,113
	Invesco Stable Value Trust	Collective Fund – 92,302,059 - units	92,302,059
	Putnam Large Cap Value Trust	Collective Fund – 3,763,918 - units	66,621,355
	AB US Large Cap Growth	Collective Fund – 3,337,227 - units	62,105,788
	Franklin Small Cap Value GG Trust	Collective Fund – 6,627 - units	126,912

	Mutual Funds
	Fidelity 500 Index	Mutual Fund – 1,131,691 - shares	187,283,626
	Federated Hermes Government Obligations Fund	Mutual Fund – 4,198,929 - shares	4,198,929
	Vanguard Total Bond Market Index Fund	Mutual Fund – 2,598,187 - shares	25,228,394
	Metropolitan West Total Return Bond Fund	Mutual Fund – 2,320,228 - shares	21,322,893
	Vanguard Mid-Cap Index Fund	Mutual Fund – 852,553 - shares	54,256,493
	Vanguard Total International Stock Index Fund	Mutual Fund – 296,350 - shares	36,895,520
	Vanguard Small-Cap Index Fund	Mutual Fund – 218,647 - shares	22,343,564
	First American US Treasury Money Market Fund	Mutual Fund – 214,541 - shares	214,541
	Invesco Discovery Fund	Mutual Fund – 1,833 - shares	196,467
	MFS International Diversification Fund	Mutual Fund – 1,198,880 - shares	26,639,124

	Other
	Self-Directed Brokerage Accounts		12,463,772

	Total Investments at Fair Value		$1,122,739,256

	Note: Column (d), cost information, not required as accounts are participant directed.
	* Represents a party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bath & Body Works, Inc. 401(k) Savings and Retirement Plan

Date: June 24, 2024	By:	/s/ DAVID ANDREW MEETING
David Andrew Meeting
Chair, Retirement Plan Committee